Contact

www.linkedin.com/in/rajini-anachi-58b26411 (LinkedIn)

Top Skills

Cyber & Network Security, Cognitive Engineering, Distributed systems

Cyber-security

Artificial Intelligence

Rajini Anachi

CEO & President, AVAWATZ - Google changed how humans communicate. AVAWATZ changes how robots communicate and changes the world.

Dallas-Fort Worth Metroplex

Summary

AVAWATZ is changing the world of robotics and your life in the process! Here is how we will do it.

• We enable robots to detect, decide, and act on the world around them.

• Information is shared intelligently with other robots to create "cobots" and determine a course of action.

• Cobots allow more complex, multi-step tasks to be performed by different types of robots collaboratively.

We completed our first round of preIPO capitalization.

Round two preIPO is $5 Million. Message me for details.

Experience

AVAWATZ

CEO & President

February 2019 - Present (4 years 2 months)

Addison, TX

CyGlass

CEO & Founder (acquired by Nominet, 2020)

January 2009 - March 2018 (9 years 3 months)

Littleton, MA, USA

• Formerly CyGlass aka mZeal acquired by Nominet in 2020

• Built the company from ideation to the point of sale

• CyGlass is a cybersecurity company detecting unknown threats

Education

Indian Institute of Science

Ph.D, Bio-Physics

Robert Wood Johnson Medical School, NJ

Post doctoral resercher, Bio-Physics, Computational NMR, AI - Drug protein interactions using Artificial Neural Networks